Exhibit 99.1

September 11, 2012

To	To

Israel Securities Authority	Tel Aviv Stock Exchange Ltd.

Via fair disclosure electronic system (MAGNA)	Via fair disclosure electronic system (MAGNA)

Dear Sir, Madam,

Re: Equity Offering by Subsidiary First Capital Realty Inc.

Gazit-Globe Ltd. (the “Company”) is pleased to report that on September 10, 2012, First Capital Realty Inc. (“FCR”), a company whose financial statements are consolidated into those of the Company and whose shares are traded on the Toronto Stock Exchange, agreed with underwriters to issue 12.5 million units at a price of C$ 19.22 per unit for a total consideration of approximately C$ 240.3 million in Canada. Each unit consists of one ordinary share and one-quarter of a common share purchase warrant. Each whole warrant entitles the holder to acquire one ordinary share at a price of C$ 19.75, until August 2, 2013. The agreement includes an over-allotment option for the underwriters to purchase up to 15% more units up until October 11, 2012. The offering is expected to be completed on September 19, 2012 and is subject to the receipt of necessary regulatory approvals in Canada.

At the date of this report, the Company owns (directly and indirectly) in 94,134,776 FCR shares representing 49.94% of the issued share capital of FCR (approximately 43.50% on a fully diluted). The Company is not participating in this offering and therefore upon the completion of the offering (assuming no exercise of the overallotment option to the underwriters), the Company will hold approximately 46.83% of the issued share capital of FCR (approximately 40.57% on a fully diluted basis).

A copy of FCR’s press release regarding this offering, as originally published in Canada on September 10, 2012, can be found at http://www.firstcapitalrealty.ca.

Another immediate report will be published upon completion of the offering.

Safe Harbor Statement under the U. S. Private Securities Litigation Reform Act of 1995:

This release may contain forward-looking statements within the meaning of the U.S. federal securities laws. These statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such statements involve a number of known and unknown risks and uncertainties, many of which are outside our control, that could cause our future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks detailed in our public filings with the SEC. Except as required by law, we undertake no obligation to update any forward-looking or other statements herein, whether as a result of new information, future events or otherwise.

About Gazit-Globe

Gazit-Globe is one of the largest owners and operators of supermarket-anchored shopping centers in the world. In addition, the Company is active in North America in the healthcare real estate sector. Gazit-Globe is listed on the Tel Aviv Stock Exchange (TASE: GLOB) and is included in the TA-25 and the Real-Estate 15 indices in Israel. The Company is also listed on the New York Stock Exchange (NYSE: GZT). The Group operates properties with a total value of approximately $19.0 billion in more than 20 countries and owns and operates over 600 properties with a gross leasable area of approximately 6.7 million square meters.

Kind regards,

Gazit-Globe, Ltd.